UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

GREENWAY MEDICAL TECHNOLOGIES, INC.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

39679B 10 3
(CUSIP Number)

December 31, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

[   ]  Rule 13d-1(b)
[   ]  Rule 13d-1(c)
[X]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 39679B 10 3
1	NAMES OF REPORTING PERSONS: Investor AB
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Sweden
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER: 0*
	6	SHARED VOTING POWER: 0*
	7	SOLE DISPOSITIVE POWER: 0*
	8	SHARED DISPOSITIVE POWER: 0*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%*
12	TYPE OF REPORTING PERSON HC

*See Item 4 of this Schedule 13G, as amended.

Item 1(a).    Name of Issuer:   Greenway Medical Technologies, Inc.

Item 1(b).    Address of Issuer's Principal Executive Offices:
          100 Greenway Boulevard
          Carrollton, GA  30117

Item 2(a).    Name of Person Filing:    Investor AB

Item 2(b).    Address of Principal Business Office or if none, Residence:

          The address of the principal business office of the Reporting Person is Arsenalsgatan 8C, S-103, 32 Stockholm, Sweden.

Item 2(c).    Citizenship:

          The Reporting Person is a limited liability company incorporated under the laws of Sweden.

Item 2(d).    Title of Class of Securities:

          Common Stock, par value $0.0001 per share

Item 2(e).    CUSIP Number:   39679B 10 3

Item 3.    Not Applicable

Item 4.    Ownership:

(a)	Amount beneficially owned: 0*

(b)	Percent of class: 0.0%*

(c)	Number of shares as to which such person has:

i.	Sole power to vote or to direct the vote: 0*

ii.	Shared power to vote or to direct the vote: 0*

iii.	Sole power to dispose or to direct the disposition: 0*

iv.	Shared power to dispose or to direct the disposition: 0*

*Based upon the information set forth in the Quarterly Report on Form 10-Q, filed on November 12, 2013, of Greenway Medical Technologies, Inc., a corporation organized under the laws of Delaware (the “Company”), there were 1,000 shares of common stock, par value $0.0001 per share (the “Common Shares”), of the Company issued and outstanding as of November 11, 2013.  As of December 31, 2013, Investor Growth Capital Limited, a Cayman Islands company, and Investor Group, L.P., a Guernsey limited partnership (collectively, the “Funds”), no longer held any Common Stock of the Company.  Investor AB, a limited liability company incorporated under the laws of Sweden (the “Reporting Person”), through one or more intermediate entities, (i) wholly owns Investor Growth Capital Limited and (ii) is the ultimate general partner of Investor Group, L.P.  As a result of the foregoing, the Reporting Person possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company held by the Funds.

Item 5.    Ownership of Five Percent or Less of a Class:

          If this statemetn is being filed to report the fact that as of the date hereof the reporting person has ceased to be the owner of more than five percent of the class of securities, check the following:  [X]

Item 6.    Ownership of More than Five Percent on Behalf of Another Person:

          Not applicable.

Item 7.    Identification and Classification of Subsidiary Which Acquired the Securities:

          Not applicable.

Item 8.    Identification and Classification of Members of the Group:

          Not applicable.

Item 9.    Notice of Dissolution of Group:

          Not applicable.

Item 10.     Certifications

          Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2014

INVESTOR AB

By: /s/ Michael V. Oporto Name: Michael V. Oporto Title: Authorized Signatory

By: /s/ Stephen M. Campe Name: Stephen M. Campe Title: Authorized Signatory

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)